July 14, 2017

James E. O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)

  on behalf of the International Bond Fund (USD Hedged) (the “Fund”) and its Investor Class,    I Class, and Advisor Class shares

  File Nos.: 002-65539/811-2958

Dear Mr. O’Connor:

The following is in response to your comments provided on June 30, 2017, regarding the Registrant’s Post-Effective Amendment filed on May 18, 2017, to add the Fund pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”). Your comments and our responses are set forth below.

Comment:

Please provide a completed fee table. We may have additional comments when you do so.

Response:

At a meeting to be held on the afternoon of July 25, 2017, the Registrant’s Board of Directors will formally approve the management fee rate for the Fund and contractual expense limitations for the Fund’s share classes. In our next filing for the Fund pursuant to Rule 485(b) under the 1933 Act, which is expected to occur on July 26, 2017, we will complete the fee table and expense example in accordance with the information approved at the board meeting.

Comment:

With respect to the fee table, does the Fund intend to invest in other funds in the current fiscal year as the Item 9 disclosure indicates that it may? If so, please provide an acquired fund fees and expenses (“AFFE”) entry.

Response:

Although the Fund has the flexibility to invest in other funds, the Fund’s investments in other investment companies are expected to be minimal and are expected to represent less than 0.01% of the Fund’s average net assets in the current fiscal year. As a result, we do not believe we need to disclose any estimated AFFE in the fee table.

Comment:

In the expense example disclosure, it states that the figures have been adjusted to reflect fee waivers or expense reimbursements only in the periods for which the expense limitation arrangement is expected to continue. We suggest that it may be clearer to state the time frame specifically.

Response:

The footnotes to the fee table will clearly indicate the end date for each expense limitation and we believe the disclosure is sufficient to provide shareholders with an expectation of how long an expense limitation arrangement is expected to continue. Further, we believe our existing disclosure is consistent with the language set forth in Item 3, Instruction 4(a) of Form N-1A. Finally, if a fund were to have different end dates for different expense limitations reflected in the fee table, setting forth specific time frames in the expense example paragraph could prove confusing to shareholders and unnecessarily lengthen the disclosure.

Comment:

One of the Fund’s 80% investment policies indicates that under normal market conditions the Fund will maintain at least 80% in U.S. dollar currency exposure. Should the term “net assets” be included?

Response:

The term “net assets” should be included. As a result, we will revise the policy as follows (new language is underlined):

 In addition, under normal market conditions the fund will maintain at least 80% of its net assets in U.S. dollar currency exposure.

Comment:

Under “Principal Investment Strategies,” it states that the Fund’s overall currency positions will vary based on the adviser’s outlook on the strength or weakness of the U.S. dollar compared to foreign currencies and the relative value of various foreign currencies to one another. Please explain this statement. Does this mean that the Fund's currency positions within the 20% of the Fund's assets are not required to be in “U.S. dollar currency exposure”? To what extent will the Fund's assets be exposed to foreign currency fluctuations relative to the U.S. dollar?

Response:

In accordance with its policy, the Fund will maintain at least 80% of its net assets in U.S. dollar currency exposure, which means that the remaining 20% of the Fund’s net assets are not required to have U.S. dollar exposure. The currency exposure associated with the remaining 20% will vary based on market conditions and outlook for particular currencies. For example, in periods where the U.S. dollar is strong relative to other currencies, the portfolio managers may choose to maintain 100% of the portfolio with U.S. dollar exposure and, in periods where the U.S. dollar is weak relative to other currencies, the portfolio managers may choose to maintain only the required 80% U.S. dollar exposure. The portfolio managers may also at times make active currency bets that may or may not involve the U.S. dollar. To clarify this approach, we intend to revise the disclosure as follows (new language is underlined):

 While the fund normally maintains at least 80% U.S. dollar currency exposure, the fund’s overall foreign currency exposure within the remainder of the portfolio (through unhedged non-U.S. dollar-denominated holdings and currency derivatives) will vary based on the adviser’s outlook on the strength or weakness of the U.S. dollar compared to foreign currencies and the relative value of various foreign currencies to one another. The fund’s overall foreign currency exposure will generally increase during periods where the U.S. dollar is viewed as less attractive relative to foreign currencies.

Comment:

Please disclose the extent to which the fund currently intends to invest in currency derivatives or credit default swaps for purposes other than for hedging.

Response:

There are no specific limits relating to the extent to which currency derivatives or credit default swaps may be used for purposes other than hedging. Such use will vary based on market conditions.

The disclosure relating to currency derivatives already provides for hedging as well as active currency bets and short positions in currencies. However, we intend to add the following for clarification:

 Currency derivatives will frequently be used to shift investment exposure from one currency into another for hedging purposes, but they may also be used to enhance returns by gaining long or short exposure to certain currencies expected to increase or decrease in value relative to other currencies.

For the disclosure relating to credit default swaps, we intend to add the following:

 Credit default swaps may be used to replicate the exposure of a bond or portfolio of bonds and as a hedge against a default or other credit event involving one of the fund’s holdings. However, they may also be used to enhance returns by selling protection in situations where the adviser has a positive view on an issuer’s credit quality or by buying protection in situations where the adviser has a negative view on an issuer’s credit quality.

Comment:

We note that if the Fund does use credit default swaps, they should be covered by the full notional amount of the swap.

Response:

We confirm that credit default swaps will be covered by the full notional amount of the swap.

Comment:

The Fund’s borrowing policy indicates that the Fund may borrow from banks, other persons, and other T. Rowe Price Funds for temporary emergency purposes to facilitate redemption requests, or for other purposes consistent with the fund’s policies as set forth in this prospectus and the Statement of Additional Information. We suggest that the limitation indicating that the borrowing must be for emergency purposes is unnecessarily restrictive.

Response:

One of the conditions of the T. Rowe Price Funds’ interfund lending exemptive order is that any borrowings by a fund be temporary or emergency in nature. We intend to revise the prospectus disclosure to indicate that borrowings be “temporary or emergency” as opposed to “temporary emergency.” This change is consistent with how the interfund lending program is presented in the Statement of Additional Information.

Comment:

Section 3 includes disclosure relating to R Class shares. It does not appear that R Class shares are offered by this prospectus. If not, it may be confusing to include information about this class.

Response:

Earlier in section 3, it indicates that the section generally describes the differences between Investor Class, I Class, Advisor Class, and R Class shares. It also states the following: “While many T. Rowe Price Funds are offered in more than one class, not all funds are offered in the classes described in this section. The front cover and Section 1 of this prospectus indicate which share classes are available for the fund.” We believe this disclosure is sufficient to mitigate any potential for confusion about the R Class information.

Comment:

Under “Exchanging and Redeeming Shares,” we suggest that you provide the disclosure required by Item 11(c)(7) and (8) of Form N-1A with respect to liquidity.

Response:

Since we filed the initial registration statement for the Fund prior to June 1, 2017, this disclosure requirement was not required at the time. In our next filing, we intend to include the following disclosure in response to Items 11(c)(7) and 11(c)(8):

 We expect that the fund will hold cash or cash equivalents to meet redemption requests. The fund may also use the proceeds from the sale of portfolio securities to meet redemption requests if consistent with the management of the fund. These redemption methods will be used regularly and may also be used in deteriorating or stressed market conditions. The fund reserves the right to redeem in-kind as described under “Large Redemptions.” Redemptions in-kind are typically used to meet redemption requests that represent a large percentage of the fund’s net assets in order to minimize the effect of large redemptions on the fund and its remaining shareholders. Redemptions in-kind may be used regularly in circumstances as described above, and may also be used in stressed market conditions.

 The fund, along with other T. Rowe Price Funds, is a party to an interfund lending exemptive order received from the SEC that permits the T. Rowe Price Funds to borrow money from and/or lend money to other T. Rowe Price Funds to help the funds meet short-term redemptions and liquidity needs.

 During periods of deteriorating or stressed market conditions, when an increased portion of a fund’s portfolio may be comprised of less-liquid investments, or during extraordinary or emergency circumstances, a fund may be more likely to pay redemption proceeds with cash obtained through interfund lending, short-term borrowing arrangements (if available), or by redeeming a large redemption request in-kind.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.